

03053185

AB 5/7/03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-25130

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

RECD S.E.C.
FEB 27 2003

100 EAST PRATT STREET
(No. and Street)

BALTIMORE (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA A. O'CONNOR 410-345-6842
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Barbara O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor
Vice President & Treasurer

Notary Public


NOTARY
PUBLIC
HARFORD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital..
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3. ☐☐
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

February 21, 2003



T. ROWE PRICE INVESTMENT SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$ 6,680,000
Receivables	725,000
Property and equipment, net of accumulated depreciation of $2,292,000	2,997,000
Other assets	860,000
	$ 11,262,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Intercompany payable to parent	$ 3,572,000
Payable to T. Rowe Price Mutual Funds	126,000
Accounts payable and accrued liabilities	170,000
Total liabilities	3,868,000
Stockholder's equity	
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding	2,000
Additional capital in excess of par value	1,209,000
Retained earnings	6,183,000
Total stockholder's equity	7,394,000
	$ 11,262,000

The accompanying notes are an integral part of this consolidated financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC. We also are the underwriter and distributor of the no-load T. Rowe Price mutual funds and the Alaska and Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is a wholly-owned subsidiary of T. Rowe Price Group. Our revenues are largely dependent on brokerage trade volume; and accordingly fluctuations in domestic financial market activity impact our revenues and results of operations.

Basis of preparation

Our consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may vary from those estimates. Our statement of financial condition includes the accounts of TRP Distribution, our wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value.

Concentration of credit risk

Concentration of credit risk in accounts receivables is believed to be minimal in that customers generally have substantial assets and, as discussed in Note 2, receivables are collateralized.

As the introducing broker, we indemnify the clearing broker for losses sustained in the normal course of business whenever customers fail to settle trades.

Property and equipment

Leasehold improvements, furniture and equipment are stated at cost net of accumulated amortization and depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 5 years for furniture and equipment and 6 years for leasehold improvements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 -- NET CAPITAL REQUIREMENTS

Investment Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, statutorily computed net capital of $3,492,000 was substantially in excess of required net capital of $257,000. The aggregate indebtedness to net capital ratio was 1.11 to 1 at the end of 2002..

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 – RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price funds on behalf of its customers. Other assets and amounts payable to the funds include amounts due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for these receivables and are not reflected in the accompanying consolidated financial statement.

NOTE 3 – TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses are paid on our behalf by Price Associates. Except as noted below, expenses associated with the distribution of the T. Rowe Price funds are absorbed by Price Associates under a distribution agreement. Investment Services is charged for all other expenses and periodically reimburses Price Associates.

In June 2000, we began offering Advisor Class shares in certain T. Rowe Price funds. The funds charge this class of shares a 12b-1 fee that is passed through to third parties which distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivables or payables related thereto are recorded in our statement of financial condition.

NOTE 4 – INCOME TAXES

The provision for income taxes is computed at statutory rates based on taxable income determined on a separate-return basis. Results of our operations are included in Price Group's consolidated federal tax return. Accordingly, the federal income tax liability is included in the intercompany payable to parent.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $456,000 at December 31, 2002 is included in other assets and arises from temporary differences associated with depreciation of property and equipment.

NOTE 5 – SUBSEQUENT EVENT

On February 21, 2003, we declared a dividend to our stockholder in the aggregate amount of $2,000,000 payable on March 1, 2003



111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
T. Rowe Price Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements of T. Rowe Price Investment Services, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and; obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 21, 2003